UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ulixe Corp.
Full Name of Registrant

Former Name if Applicable

8 The Green #20901
Address of Principal Executive Office (Street and number)

Dover, Delaware 19901
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Ulixe Corp. (the “Registrant”) was unable, without unreasonable effort or expense, to file its quarterly report on Form 10-Q for the period ended June 30, 2026 (the “Form 10-Q”) by August 14, 2026, the filing date applicable to non-accelerated filers, due to a delay experienced by the Registrant in completing its financial statements for such period. As of the date of this Form 12b-25, the Registrant has not filed its annual report on Form 10-K for the fiscal year ended July 31, 2025, its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2025, its annual report on Form 10-K for the fiscal year ended December 31, 2025, or its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2026. In light of the foregoing, the Registrant is unable to confirm that it will be able to file the Form 10-Q within five (5) calendar days from the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Vito Di Somma	(302)	292-9220
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ NO ☒

On October 22, 2025, the Registrant reported that it changed its fiscal year from July 31 to December 31. The Registrant has not yet filed its annual report for the year ended July 31, 2025, its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2025, its annual report for the year ended December 31, 2025, or its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2026.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 13, 2025, Ulixe One Corp. acquired approximately 89% of the outstanding voting securities of the Registrant, resulting in a change of control and a transition in management of the Registrant.

Following completion of this transaction, the Registrant discontinued further development activities pursuant to the legacy software platform that had previously been licensed to it.

In addition, on October 16, 2025, WarpSpeed Italy S.r.l., a wholly owned subsidiary of the Registrant, acquired all of the outstanding equity interests of Ulixe Italy S.r.l., a holding company with operating subsidiaries (“Ulixe Italy”). Ulixe Italy was previously owned by Ulixe Holding, GmbH (“Ulixe Holding”), the sole shareholder of Ulixe One Corp. Following this transaction, WarpSpeed Italy merged with and into Ulixe Italy, with Ulixe Italy surviving the transaction as a wholly owned subsidiary of the Registrant. Accordingly, the Registrant began consolidating the results of operations of Ulixe Italy with its financial results in its annual report on Form 10-K for the fiscal year ended December 31, 2025.

Due to the foregoing, the Registrant anticipates that its results of operations for the fiscal quarter ended June 30, 2026 will differ significantly from the results reported for the corresponding period of the prior fiscal year. The Registrant expects to report material increases in revenues and operating expenses attributable to the inclusion of the operations of Ulixe Italy. However, due to the ongoing preparation of its financial statements, the Registrant is not yet able to provide a reasonable estimate of such changes.

Ulixe Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2026	By:	/s/ Vito Di Somma
		Name:	Vito Di Somma
		Title:	President

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